# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dreamland Ltd, CIK 0002041338
CUSIP: G28385121
Title of class of securities: Class A ordinary shares, par value US$0.00125 per share
Address of issuer's principal executive offices: RM 18E, Billion Plaza Phase 2, 10 Cheung Yue Street, Cheung Sha Wan, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 08/13/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-26-032050
Filed by CIK 0002075904

## Reporting persons
- IMPERIAL VISION FUND SPC SERIES 1 SP: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The calculation of percentage set forth herein is based on an aggregate of 3,485,583 ordinary shares, being the sum of 3,405,583 Class A ordinary shares and 80,000 Class B ordinary shares, of the Issuer outstanding as of August 17, 2026 as reported by the Issuer to the Reporting Person. The Reporting Person ceased to beneficially own any ordinary shares of the Issuer as a result of the sale of 320,000 Class A ordinary shares pursuant to a Sale and Purchase Agreement dated August 6, 2026.

## Item 1. Issuer
Name of issuer: Dreamland Ltd
Address of issuer's principal executive offices: RM 18E, Billion Plaza Phase 2, 10 Cheung Yue Street, Cheung Sha Wan, Hong Kong

## Item 2. Person Filing
Name of person filing: IMPERIAL VISION FUND SPC SERIES 1 SP
Address of principal business office or, if none, residence: FLT B, 5/F, UNITED BUILDING, 145 KING'S ROAD, NORTH POINT, HONG KONG
Citizenship: Cayman Islands / E9

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0.00
Percent of class: 0%
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- IMPERIAL VISION FUND SPC SERIES 1 SP: /s/ Fong Chung Yin Wilson, Fong Chung Yin Wilson / Director (08/19/2026)